EXHIBIT 99.1


CONTACTS:
--------
eFax.com
Janice V. Kapner
650.688.6841
Neale-May & Partners650.328-5555
Jane D'Arcy x 116
Amy Beth Arnold x 113

FOR IMMEDIATE RELEASE
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EFAX.COM TO RAISE $15.0 MILLION IN PRIVATE EQUITY FINANCING


MENLO PARK, CA (May 10, 1999) - eFax.com, Inc. (NASDAQ: EFAX), the leader in free, fax-to-email Internet services, announced today that it has signed a purchase agreement for the private placement of $15 million of Series A Convertible Preferred Stock. Shares of the Series A Convertible Preferred Stock will be convertible into Common Stock based upon the five-day average stock price prior to closing. The Series A Convertible Preferred Stock includes an 8% dividend payable in cash or common stock at the option of eFax.com.

"We have entered into this agreement to secure additional funds to fuel our next phase of growth. These funds will enhance our ability to face any future competitive challenges head-on and potentially to acquire new technologies for our services as needed," said Todd Kenck, eFax.com's CFO. "In addition to increasing our general working capital, the additional funds will be utilized for continued marketing and business development programs to build our eFax subscriber base and to support the launches associated with future revenue-generating products, services and other opportunities."

Last February, eFax.com announced a strategic shift to the Internet, with services aimed at bridging the paper world of fax with the electronic messaging capability of the Internet. The company's flagship product, available at www.eFax.com, is a free fax-to-email service that provides an easy way for users to get fax documents into their email accounts. With more than 500,000 subscribers signed up in the first three months, this service has set a new standard in fax communications by making fax accessible, anywhere at anytime.

The transaction involves a Convertible Preferred Series of stock that converts to common stock at the market price upon the closing of the deal. The conversion price is subject to an adjustment after one year to the greater of the then current market price of the Common Stock or 60% of the initial conversion price. The agreement also includes 300,000 warrants exercisable at a 10% premium to the Series A Convertible Preferred Stock conversion price. Kenck added: "We are very excited about this financing for several reasons including its effect to bolster our current balance sheet, the potential for eFax.com to receive significantly more cash when the warrants are exercised, a conversion feature at our option based on stock performance and, finally, the flexibility to redeem this issue under certain circumstances."


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The closing of this placement is expected to occur on May 12, 1999, subject to the satisfaction of closing conditions customary for transactions of this type. Funds managed by Citadel Investment Group, L.L.C. are the sole investors in this transaction. eFax.com was advised by Reedland Capital Partners. eFax.com has agreed to file a registration statement for the resale of the shares of Common Stock acquired on conversion of the Convertible Preferred Stock within 15 days after the closing date. The summary of the terms and conditions of the Convertible Preferred Stock and Warrants included in this press release is not intended to be a complete summary of the terms and conditions of such securities. Copies of the Convertible Preferred Stock Purchase Agreement, Warrants and related documents will be filed with the SEC after the closing date.

About eFax.com
eFax.com, Inc. (formerly JetFax, Inc.) is a leading provider of Internet document communication solutions. eFax.com has a range of products that allow users, regardless of technical expertise, to manage and distribute paper and digital documents easily. The company's flagship products are HotSendTM, free software to read any email attachment, and eFax.com, a free fax-to-email consumer service. The company also sells software and hardware products, and is headquartered in Menlo Park, Calif. For more information, call 877/EFAXCOM 650/324-0600, fax 650/326-6003, or visit www.eFax.com.

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"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995: With the exception of historical information, the statements set forth above include forward-looking statements that involve risk and uncertainties. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the following: the uncertain performance, user adoption, and financial results from products integrating fax technology with the Internet; protection of the Company's intellectual property rights and risk of infringement claims against the Company's intellectual property; the size and timing of and fluctuations in end user demand for the Company's branded products and OEM products incorporating the Company's technology; the fact that the Company's markets are characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products and enhancements, and the Company's ability to respond to such changes; difficulties which the Company may experience in completing the development of turnkey designs for OEM customers, its color technology or other products; the highly competitive nature of the markets for the Company's products; the phase-out or early termination of the Company's branded products or OEM products incorporating the Company's technology; the Company's ability to attract and retain skilled personnel; the Company's reliance on third party suppliers for components used in the Company's products; the quarterly variability in the Company's bookings and design wins; and the Company's reliance on a relatively small number of OEM customers for a large percentage of its revenue. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in the Company's filings with the Securities and Exchange Commission, including its recent filings on Form S-3, Form 10-K, and Form 10-Q.

(C) 1999 eFax.com, Inc.  All rights reserved.


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